UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMCOL International Corporation

(Name of Subject Company)

AMCOL International Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

As previously announced, on February 11, 2014, AMCOL International Corporation (the “Company”) entered into a merger agreement (the “Imerys Agreement”) with Imerys SA, a corporation organized under the laws of France (“Imerys”), and Imerys Minerals Delaware, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Imerys (“Purchaser”), pursuant to which Purchaser would acquire all of the outstanding shares of the Company at a price per share of $41.00 in cash.

On February 13, 2014, the Company received an unsolicited letter from Minerals Technologies Inc. (“MTI”) proposing to purchase all of the outstanding shares of the Company at a price per share of $42.00 in cash (the “MTI Proposal”).

The MTI Proposal is subject to uncertainties and conditions, including the negotiation of definitive documentation and the completion of due diligence.

The Company’s board of directors has determined in good faith, after consultation with outside counsel, that the MTI Proposal could reasonably be expected to lead to a Superior Proposal (as such term is defined in the Imerys Agreement). The Company’s board of directors further determined that its fiduciary duties require it to engage with MTI to discuss, negotiate and provide information in connection with the MTI Proposal. There can be no assurance that the MTI Proposal will advance to the point where the Company’s board of directors determines that the MTI Proposal is superior to the transaction described in the Imerys Agreement. The Company’s board of directors has not changed its recommendation in favor of the Imerys transaction.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Imerys and the Company to complete the transactions contemplated by the Imerys Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Imerys Agreement and the possibility of any termination of the Imerys Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012. The reader is cautioned not to unduly rely on these forward-looking statements. Imerys and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Parent or Purchaser intends to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company and Imerys intend to mail these documents to the Company’s stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.amcol.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.